September 11, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel sells shares held in Shinko Electric"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 10/7

NEWS RELEASE

September 11, 2003
Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel sells shares held in Shinko Electric

TOKYO, September 11, 2003 – Kobe Steel, Ltd. announced that today it completed the sale of shares amounting to 5.47% equity in affiliate Shinko Electric, Co., Ltd. Details of the transaction are as follows:

1. Details of the Sale of Shares

(1) Number of shares sold: 8,000,000 shares of Shinko Electric held by Kobe Steel (amounted to 5.47% of the issued shares)

Following the sale, Kobe Steel currently has 13,922,000 shares in Shinko Electric. An additional 27,061,000 shares are held in the name of the Kobe Steel employee pension trust account at the Master Trust Bank of Japan, Ltd. Kobe Steel continues to substantially have voting shares of 28.24% in Shinko Electric.

Notes:
Number of shares issued by Shinko Electric
(as of March 31, 2003): 146,143,590 shares
Non-voting shares: 1,022,590 shares

(2) Sale price: 2.8 billion yen
Profit on sale: 1.2 billion yen

(3) Method of sale: Block trade

(4) Date of sale: September 9 and September 11, 2003

2. Effect on Business Results

The sale of the shares has already been factored in the earnings forecast for the fiscal year ending in March 2004, which was announced on September 9, 2003.

Investor Relations: Tel +81-3-5739-6043

Media Contact:
Gary I. Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: http://www.kobelco.co.jp/index_e_wi.htm